

March 6, 2012

<u>Via E-mail</u>
Cecil VanDyke
Director, President and Treasurer
Ultimate Indoor Football League, Inc.
77 Acorn Avenue
Talmo, GA 30575

> **Re:** **Ultimate Indoor Football League, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2011**
> **Filed November 21, 2011**
> **File No. 000-53787**

Dear Mr. VanDyke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended August 31, 2011</u>

1.   Please amend to include your certifications in accordance with Item 601 of Regulation S-K.

<u>General</u>

2. We note you have not filed your quarterly report on Form 10-Q for the quarter ended November 30, 2011. You also have not provided a notice of late filing, identifying the reason for the late quarterly report and when you anticipate making the filing, as contemplated by Rule 12b-25. Please make both required filings as soon as you are able.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Hugh West

Hugh West
Branch Chief